1
00:00:00,375 --> 00:00:02,043
What comes after death?

2
00:00:03,169 --> 00:00:04,462
It was a wake-up call.

3
00:00:04,921 --> 00:00:07,590
75% of the people in that first study

4
00:00:07,590 --> 00:00:10,009
had a documented cardiac arrest.

5
00:00:14,264 --> 00:00:14,806
After Death

6
00:00:14,806 --> 00:00:16,516
explores one of life's biggest mysteries

7
00:00:16,516 --> 00:00:18,018
what happens when we die?

8
00:00:19,018 --> 00:00:19,894
Our film follows the journey

9
00:00:19,894 --> 00:00:21,354
of skeptical scientists,

10
00:00:21,354 --> 00:00:22,397
acclaimed authors,

11
00:00:22,397 --> 00:00:24,274
survivors, and renowned doctors

12
00:00:24,274 --> 00:00:25,525
as they seek to find answers

13
00:00:25,525 --> 00:00:26,985
to one of life's biggest mysteries.

14
00:00:27,694 --> 00:00:28,611
It took this arm

15
00:00:28,611 --> 00:00:30,030
over my shoulder into the back seat.

16
00:00:30,030 --> 00:00:31,865
Came over, there was somebody in his lane.

17
00:00:31,865 --> 00:00:33,867
I suddenly found myself

18
00:00:33,867 --> 00:00:35,493
above the crash site.

19
00:00:35,618 --> 00:00:36,786
I felt conscious

20
00:00:36,786 --> 00:00:38,037
 then, more conscious.

21
00:00:38,455 --> 00:00:40,039
That's when everything went dark.

22
00:00:40,039 --> 00:00:40,957
It was like pulling the curtain,

23
00:00:40,957 --> 00:00:42,417
a light or something.

24
00:00:42,625 --> 00:00:43,835
To learn more about this project,

25
00:00:43,835 --> 00:00:45,962
visit angel.com/after.

26
00:00:46,588 --> 00:00:47,464
Hi, I'm Stephen Gray.

27
00:00:47,464 --> 00:00:49,174
I'm one of the directors of After Death.

28
00:00:49,174 --> 00:00:51,301
On July 8th, 2012,

29
00:00:51,301 --> 00:00:53,011
my brother-in-law was tragically killed.

30
00:00:54,888 --> 00:00:56,598
And just shy of a year and a half later,

31
00:00:56,598 --> 00:00:57,974
My father-in-law suddenly died.

32
00:00:59,768 --> 00:01:00,685
These tragic losses

33
00:01:00,685 --> 00:01:03,188
led me to ask really difficult questions like,

34
00:01:03,188 --> 00:01:04,314
"Where are they now?"

35
00:01:04,314 --> 00:01:05,482
and "Is there a Heaven?"

36
00:01:05,482 --> 00:01:06,524
So I embarked on a journey

37
00:01:06,524 --> 00:01:07,609
of looking for answers

38
00:01:07,609 --> 00:01:08,568
both in the Bible

39
00:01:08,568 --> 00:01:09,527
as well as through

40
00:01:09,527 --> 00:01:11,446
personal accounts of people who had died

41
00:01:11,446 --> 00:01:12,822
and had these experiences.

42
00:01:14,073 --> 00:01:15,533
We're trying to straddle the line between

43
00:01:15,533 --> 00:01:16,826
 showing the scientific angle

44
00:01:16,826 --> 00:01:17,702
of near-death experiences

45
00:01:18,119 --> 00:01:19,496
as well as the personal stories

46
00:01:19,662 --> 00:01:21,331
we're really trying to speak to the heart

47
00:01:21,331 --> 00:01:22,123
and to the mind.

48
00:01:23,333 --> 00:01:25,418
They developed the story stronger and stronger.

49
00:01:25,960 --> 00:01:27,253
These stories took us to places

50
00:01:27,253 --> 00:01:28,254
all around the world.

51
00:01:29,881 --> 00:01:32,509
We're filming five different storylines.

52
00:01:32,967 --> 00:01:34,010
They're from different eras

53
00:01:34,010 --> 00:01:34,928
 and different periods.

54
00:01:35,053 --> 00:01:36,763
And sometimes you have to get era specific.

55
00:01:36,763 --> 00:01:37,680
The amount of shots

56
00:01:37,680 --> 00:01:39,182
within such a little amount of time

57
00:01:39,182 --> 00:01:40,391
is very, very ambitious.

58
00:01:41,392 --> 00:01:42,769
Plane crashes, car crashes,

59
00:01:42,936 --> 00:01:43,520
European hospitals.

60
00:01:44,062 --> 00:01:45,230
We filmed most of our reenactments

61
00:01:45,230 --> 00:01:46,147
at Baja Studios.

62
00:01:46,231 --> 00:01:47,148
We decided it would be best

63
00:01:47,148 --> 00:01:47,899
to film it on the stage.

64
00:01:47,899 --> 00:01:48,858
Got two computers,

65
00:01:48,858 --> 00:01:49,984
four different projectors

66
00:01:50,026 --> 00:01:51,194
for our driving scenes.

67
00:01:52,070 --> 00:01:54,823
The studio we're at now is Baja Film Studios.

68
00:01:54,823 --> 00:01:57,200
Built by 20th Century Fox

69
00:01:57,200 --> 00:01:58,952
for the Titanic.

70
00:01:58,952 --> 00:02:00,537
We started to work on Titanic.

71
00:02:00,537 --> 00:02:02,247
And we also exploded

72
00:02:02,247 --> 00:02:03,706
in here, the cargo ship.

73
00:02:03,706 --> 00:02:05,083
Pearl Harbor's been shot here,

74
00:02:05,083 --> 00:02:06,459
Master and Commander.

75
00:02:06,459 --> 00:02:07,502
Tomorrow Never Dies.

76
00:02:07,669 --> 00:02:09,587
Filming all of the reenactments.

77
00:02:09,879 --> 00:02:10,588
Cut!

78
00:02:10,880 --> 00:02:11,506
Keep wiping.

79
00:02:12,549 --> 00:02:14,551
And here we are with a completed movie.

80
00:02:14,676 --> 00:02:16,594
After watching our film After Death

81
00:02:16,594 --> 00:02:17,554
Angel Studios,

82
00:02:17,554 --> 00:02:18,596
 the distributor that brought you

83
00:02:18,596 --> 00:02:19,472
The Chosen

84
00:02:19,472 --> 00:02:20,515
His Only Son

85
00:02:20,515 --> 00:02:21,641
and Sound of Freedom felt that this film needs to be

86
00:02:21,641 --> 00:02:22,851
felt that this film needs to be

87
00:02:22,851 --> 00:02:24,227
experienced on the big screen.

88
00:02:27,355 --> 00:02:28,940
We really love what Angel Studios is doing

89
00:02:28,940 --> 00:02:30,400
and they have a proven track record

90
00:02:30,400 --> 00:02:31,526
with shows like The Chosen

91
00:02:31,526 --> 00:02:32,235
which has generated

92
00:02:32,235 --> 00:02:33,653
hundreds of millions of views

93
00:02:33,653 --> 00:02:35,071
views and tens of millions of dollars.

94
00:02:35,238 --> 00:02:36,239
or Sound of Freedom

95
00:02:36,322 --> 00:02:38,950
which broke 150 Million at the box office

96
00:02:38,950 --> 00:02:40,410
 and outgrossed big-budget films.

97
00:02:40,410 --> 00:02:41,828
 With their unique model

98
00:02:41,828 --> 00:02:43,746
and our films powerful true stories

99
00:02:43,746 --> 00:02:45,582
we believe that this film can reach people

100
00:02:45,582 --> 00:02:46,457
all around the world.

101
00:02:48,126 --> 00:02:49,460
The movie is already made

102
00:02:49,460 --> 00:02:50,753
but for us to get into theaters,

103
00:02:50,753 --> 00:02:51,838
we need your help.

104
00:02:51,838 --> 00:02:53,590
A typical theatrical release brings with it

105
00:02:53,590 --> 00:02:54,883
the needs of P&A.

106
00:02:54,883 --> 00:02:57,135
P&A stands for "Prints and Advertising."

107
00:02:57,135 --> 00:02:58,970
It's an old theatrical industry term

108
00:02:58,970 --> 00:03:00,305
that's still widely used today

109
00:03:00,305 --> 00:03:01,222
to describe the cost

110
00:03:01,222 --> 00:03:02,307
of marketing a film

111
00:03:02,307 --> 00:03:03,224
to bring it to theaters.

112
00:03:03,725 --> 00:03:05,101
Hollywood is filled with investors

113
00:03:05,101 --> 00:03:06,144
who make a living off of

114
00:03:06,144 --> 00:03:06,978
funding P&A for an additional

115
00:03:06,978 --> 00:03:07,687
for an additional

116
00:03:07,687 --> 00:03:09,314
20% on investment.

117
00:03:09,647 --> 00:03:10,607
Our movie is complete,

118
00:03:10,607 --> 00:03:11,983
so you'll already know the quality

119
00:03:11,983 --> 00:03:12,317
of work and the potential

120
00:03:12,317 --> 00:03:12,942
and the potential

121
00:03:12,942 --> 00:03:14,110
impact that it's going to have.

122
00:03:14,193 --> 00:03:15,320
Working with Angel Studios,

123
00:03:15,320 --> 00:03:16,738
we want to open the opportunity up

124
00:03:16,738 --> 00:03:18,031
for you to be an investor

125
00:03:18,031 --> 00:03:18,823
in P&A.

126
00:03:19,240 --> 00:03:21,242
A P&A investment is the last money in

127
00:03:21,242 --> 00:03:22,368
and the first money out

128
00:03:22,368 --> 00:03:23,912
after the theaters take their cut.

129
00:03:24,078 --> 00:03:25,705
That means you can see a return on investment

130
00:03:25,705 --> 00:03:27,707
within 6 months after the film's release.

131
00:03:28,041 --> 00:03:29,125
His Only Son

132
00:03:29,125 --> 00:03:30,168
from Angel Studios

133
00:03:30,168 --> 00:03:32,086
 completed its P&A crowdfunding

134
00:03:32,086 --> 00:03:33,630
in less than 100 hours.

135
00:03:33,630 --> 00:03:36,049
It opened as number 3 in the box office,

136
00:03:36,049 --> 00:03:38,551
making over $12 Million worldwide.

137
00:03:38,551 --> 00:03:39,469
All of their crowd investors

138
00:03:39,469 --> 00:03:42,013
have already received their 120% return.

139
00:03:42,472 --> 00:03:43,765
Sound and Freedom has already broke

140
00:03:43,765 --> 00:03:44,933
$150 million

141
00:03:44,933 --> 00:03:46,267
at the US box office.

142
00:03:46,267 --> 00:03:47,644
That means that their crowd investors

143
00:03:47,644 --> 00:03:49,103
will already be on their way,

144
00:03:49,103 --> 00:03:50,897
making back their 120%.

145
00:03:51,606 --> 00:03:53,107
Together, with your help,

146
00:03:53,107 --> 00:03:54,984
imagine what we can do with After Death.

147
00:03:56,194 --> 00:03:58,655
- It's definitely a fantastic story.

148
00:03:58,655 --> 00:04:00,323
- That has not been done before,

149
00:04:00,323 --> 00:04:01,658
hasn't been seen before.

150
00:04:02,533 --> 00:04:04,786
- What do we have more in common as humanity

151
00:04:04,786 --> 00:04:05,620
 than death?

152
00:04:06,204 --> 00:04:08,373
- I want people to really consider,

153
00:04:08,373 --> 00:04:09,749
is there something after death?

154
00:04:09,749 --> 00:04:12,585
as we experience these stories in this film,

155
00:04:12,585 --> 00:04:14,212
that they're thinking more about the life

156
00:04:14,212 --> 00:04:15,672
that are living here and now.

157
00:04:15,672 --> 00:04:16,798
What could you do with the time

158
00:04:16,798 --> 00:04:18,257
that you have here?

159
00:04:19,592 --> 00:04:21,594
- We ask that you join us to pray for this film.

160
00:04:21,594 --> 00:04:22,971
Pray for the team behind the film.

161
00:04:22,971 --> 00:04:24,847
Pray for the film as it goes in the theaters

162
00:04:24,847 --> 00:04:25,932
and the hearts of the people

163
00:04:25,932 --> 00:04:26,766
who are gonna go watch it.

164
00:04:28,393 --> 00:04:29,352
We want you to join us

165
00:04:29,352 --> 00:04:30,979
on this extraordinary journey.

166
00:04:31,437 --> 00:04:32,563
To join us in making sure that the world hears

167
00:04:32,563 --> 00:04:34,315
 that the world hears these powerful stories,

168
00:04:34,315 --> 00:04:36,442
visit angel.com/after.